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FEB 27 2009

Washington, DC
106

SECUR 09058122 ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fulcrum Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7733 Forsyth Boulevard, 19th Floor
(No. and Street)

St. Louis (City) MO (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Patrick Kearns 703-674-3573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MPP&W, P.C.
(Name – *if individual, state last, first, middle name*)

1034 S. Brentwood Blvd., Suite 1700 St. Louis, MO 63117
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
3/24

OATH OR AFFIRMATION

I, J. Patrick Kearns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fulcrum Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

CYNDI LYONS
My Commission Expires
June 14, 2010
St. Charles County
Commission #06397270

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FULCRUM SECURITIES, INC.

FINANCIAL STATEMENTS AND REPORT ON INTERNAL CONTROLS

DECEMBER 31, 2008

MPP&W P.C.
THE ENTREPRENEUR'S CHOICE[SM]
CPAs and Business Advisors

ST. LOUIS | 1034 S. Brentwood Blvd., Suite 1700 St. Louis, MO 63117 (314) 862.2070
ST. CHARLES | 2460 Executive Drive St. Charles, MO 63303 (636) 441.5800
www.mppw.com

TABLE OF CONTENTS

MPP&W P.C.
THE ENTREPRENEUR'S CHOICE[SM]
CPAs and Business Advisors

To the Board of Directors and Stockholders
Fulcrum Securities, Inc.
St. Louis, Missouri

INDEPENDENT ACCOUNTANTS' REPORT

We have audited the accompanying statement of financial condition of *Fulcrum Securities, Inc.* (a Virginia corporation) (the "Company"), as of December 31, 2008, and the related statements of loss, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *Fulcrum Securities, Inc.* as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ST. LOUIS | 1034 S. Brentwood Blvd., Suite 1700 St. Louis, MO 63117 (314) 862.2070
ST. CHARLES | 2460 Executive Drive St. Charles, MO 63303 (636) 441.5800 www.mppw.com

Our audit of the financial statements of *Fulcrum Securities, Inc.* for December 31, 2008 was made for the purpose of forming an opinion on the financial statements taken as a whole. The additional information is a required part of the financial statements to fulfill reporting requirements of the Securities and Exchange Commission and the Financial Industry Regulatory Agency. Such information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

MPP&W, P.C.

February 24, 2009
St. Louis, Missouri

Certified Public Accountants

FINANCIAL STATEMENTS

FULCRUM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
Current Assets		
Cash in bank or brokerage	$	205,704
Accounts receivable		90,180
Due from affiliates		11,216
Due from employees		12,349
Total Current Assets		319,449
Other Assets		
Deposits		25,000
Prepaid expenses		50,891
Total Other Assets		75,891
Total Assets	$	395,340
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	7,656
Accrued expenses		4,357
Accrued commissions		90,234
Due to affiliate		38,599
Total Current Liabilities		140,846
Stockholders' Equity		
Capital stock, 5,000 authorized at $0.01 par, 2,983 issued and outstanding		30
Additional paid-in capital		1,459,884
Accumulated deficit		(1,205,420)
Total Stockholders' Equity		254,494
Total Liabilities and Stockholders' Equity	$	395,340

The Notes to Financial Statements are an integral part of this statement.

FULCRUM SECURITIES, INC.
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenue		
Commissions	$	2,129,053
Advisory fees		721,741
Other trading fees		502,367
Interest income		6,655
Total Revenue		3,359,816
Operating Expense		
Payroll		642,512
Taxes and licenses		216,850
Insurance and benefits		106,852
Interest expense		8
Travel and meals		73,766
Professional fees		114,401
Dues and subscriptions		14,191
Depreciation expense		4,117
Other expense		76,884
Rent expense		371,457
Commissions		2,003,657
Clearing expense		146,857
Market data		82,287
Advertising		21,279
Contracted services		150,492
Office expenses		182,136
Regulatory		15,064
Total Operating Expense		4,222,810
Net Loss	$	(862,994)

The Notes to Financial Statements are an integral part of this statement.

FULCRUM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock				Additional Paid-in Capital		Accumulated Deficit		Total
	Shares		Par Value						
Balance, December 31, 2007	2,983	$	30	$	500,640	$	(342,426)	$	158,244
Capital from Fulcrum Holdings, LLC	-		-		882,410		-		882,410
Transfer of assets and liabilities to Fulcrum Holdings, LLC	-		-		76,834		-		76,834
Net loss	-		-		-		(862,994)		(862,994)
Balance, December 31, 2008	2,983	$	30	$	1,459,884	$	(1,205,420)	$	254,494

The Notes to Financial Statements are an integral part of this statement.

FULCRUM SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities	
Net loss	$ (862,994)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	4,117
Change in assets - (increase) decrease	
Prepaid expenses	(56,538)
Due from employees	(12,349)
Due from affiliates	(11,216)
Change in liabilities - increase (decrease)	
Accounts payable	(10,967)
Accrued expenses	357
Accrued commissions	90,234
Due to affiliate	146,550
Total Adjustments	110,538
Net Cash Used in Operating Activities	(752,456)
Cash Flows from Investing Activities	
Purchases of property and equipment	(12,793)
Net Cash Used in Investing Activities	(12,793)
Cash Flows from Financing Activities	
Cash contributed by parent	882,410
Net Cash Provided by Financing Activities	882,410
Net Decrease in Cash	117,161
Cash - Beginning of Year	88,543
Cash - End of Year	$ 205,704

The Notes to Financial Statements are an integral part of this statement.

FULCRUM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of certain significant accounting policies followed in the preparation of the financial statements.

Nature of Business

Fulcrum Securities, Inc. (the "Company"), a wholly owned subsidiary of Fulcrum Holdings, LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and The Financial Industry Regulatory Authority. The Company conducts its business on a fully disclosed basis with other broker-dealers pursuant to clearing agreements. It operates brokerage offices in Virginia, New York, Missouri and Indiana.

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting. Revenue recognition is through commissions earned on transactions in the various investment markets.

Income Taxes

During 2007, the Company elected to be treated as a disregarded entity for income tax reporting purposes. As such, the income and loss of the Company is recognized on the combined income tax filing for the Parent company. No provision for income taxes has been included in the Company's financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). The Interpretation requires that realization of an uncertain income tax position must be "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements. Further, FIN 48 prescribes the benefit or expense to be recorded in the financial statements as the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. FIN 48 also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expense. FIN 48, as amended, is effective for the annual reporting period beginning after December 15, 2008. The Company plans to adopt FIN 48 effective January 1, 2009, and does not expect the adoption to have a material impact on its financial statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimated amounts.

NOTE 2 CLEARING BROKER

The Company conducts business with a clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its independent clearing broker pursuant to the clearance agreement.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate.

Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker and financial institutions with which it conducts business.

NOTE 3 NET CAPITAL REQUIREMENT

The Company is subject to the net capital requirement of SEC Rule 15c3-1. The Company is required to comply with the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). At December 31, 2008, Fulcrum Securities was in compliance with these provisions. SEC Rule 15c3-1 requires the maintenance of a minimum net capital level of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

NOTE 3 NET CAPITAL REQUIREMENT (CONTINUED)

At December 31, 2008, the Company had net capital of $169,312 which was $69,312 in excess of its required net capital of $100,000. The Company had a ratio of aggregate indebtedness to net capital of 0.83:1 as of December 31, 2008.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Pershing LLC and promptly transmits all customer funds and securities to Pershing LLC. Pershing LLC carries all of the accounts of such customers and maintains and preserves such books and records.

NOTE 5 STATEMENT OF CASH FLOWS

There was no cash paid during the year ended December 31, 2008 for interest or income taxes.

The Company had the following non-cash transactions for the year ended December 31, 2008:

- Assets and liabilities that were non-allowable under the net capital requirement of SEC Rule 15c3-1 were transferred to the Parent and treated as an increase to paid in capital. The assets and liabilities were as follows:

Security deposits	$ 17,023
Prepaid expenses	20,990
Fixed assets	30,604
Notes payable	(37,500)
Due to affiliates	(107,951)
Total	$ (76,834)

NOTE 6 RELATED PARTY TRANSACTIONS

During 2008, the Company had the following related party transactions:

- As noted in Note 5, the Company transferred certain assets and liabilities to the Parent. The Company also received cash of $882,410 from the Parent resulting from equity calls throughout the year.

NOTE 7 LEASE COMMITMENTS

The Company conducts its operations from various leased facilities under various termed operating leases expiring between 2009 and 2018.

The following is a schedule by years of future minimum non-cancelable rental payments required under the operating leases:

Year Ended December 31,	Amount
2009	$ 610,226
2010	585,507
2011	597,142
2012	517,999
2013	484,649
2014 and thereafter	879,981
Total Minimum Future Rental Payments	$ 3,675,504

NOTE 8 COMMITMENTS AND CONTINGENCIES

Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker and financial institutions with which it conducts business.

NOTE 8 COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company maintains cash in bank deposit accounts which, at times, has exceeded federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

NOTE 9 GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $881,640 during the year ended December 31, 2008. Subsequent to December 31, 2008, the Company continued to incur losses from operations. Those factors create an uncertainty about the Company's ability to continue as a going concern. Management of the Company is in the growth mode and is adding additional brokers with established books of business anticipated to generate $5,500,000 of annual revenue. The Company is in the process of raising an additional $1,000,000 from employees and accredited investors and reducing operating expenses. The Company's employees have also agreed to an extensive salary and benefits reduction and several positions were eliminated effective February 2009. Management projects this reduction in salaries and benefits will save $500,000 on an annual basis. The ability of the Company to continue as a going concern is dependent on the success of the additional brokers to generate adequate amounts of commissions to sustain the business along with continued operating cost . The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

ADDITIONAL INFORMATION

FULCRUM SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
UNDER THE SECURITIES ACT OF 1934
AS OF DECEMBER 31, 2008

Total Aggregated Indebtedness	$	140,846
Net Capital		
Common stock		30
Additional paid-in capital		1,459,884
Accumulated deficit		(1,205,420)
Receivables from affiliated company		(11,216)
Lease and other deposits		(23,075)
Prepaid expenses		(50,891)
Total Net Capital	$	169,312

Reconciliation with the Company's Computation
(included in Part II of Form X-17a-5 as of December 31, 2008)

Net Capital, as reported in Company's Unaudited Focus Report, Part II	$	187,960
Audit Adjustments		(18,648)
Net Capital	$	169,312

Indebtedness to Net Capital: (cannot exceed 15:1)	0.83:1

The Notes to Financial Statements are an integral part of this statement.

MPP&W P.C.
THE ENTREPRENEUR'S CHOICE℠
CPAs and Business Advisors

To the Board of Directors and Stockholders
Fulcrum Securities, Inc.
St. Louis, Missouri

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROLS

In planning and performing our audit of the financial statements of *Fulcrum Securities, Inc.* (the "Company"), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

ST. LOUIS | 1034 S. Brentwood Blvd., Suite 1700 St. Louis, MO 63117 (314) 862.2070
ST. CHARLES | 2460 Executive Drive St. Charles, MO 63303 (636) 441.5800 www.mppw.com

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures, referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and the practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that the transactions are executed in accordance with Management's authorization and recorded properly to permit Board of Directors and Stockholders' preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-a5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce the relatively low risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MPP&W, P.C.

February 24, 2009
St. Louis, Missouri

Certified Public Accountants